E-Home Household Service Holdings Ltd.

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

April 4, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Stacey Peikin

Re:	E-Home Household Service Holdings Ltd.

Amendment No. 4 to Registration Statement on Form F-3

Filed February 17, 2022

File No. 333-259464

Ladies and Gentlemen:

We hereby submit the responses of E-Home Household Service Holdings Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 23, 2022, providing the Staff’s comments with respect to the above-referenced Company’s Registration Statement on Form F-3 (as amended, the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 5 to the Registration Statement (the “Amendment No. 5”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 4 to Form F-3 Filed February 17, 2022

Cover Page

1.	Please revise to disclose on the cover, in the prospectus summary, and elsewhere in the prospectus, as appropriate, the risk (if any) that you may face penalties associated with your prior variable interest entity (VIE) structure if such structures are invalidated in the PRC in the future.

Response: We note the Staff’s comment and advise the Staff that we consulted with our PRC counsel and we believe that the risk that we may face penalties associated with our prior variable interest entity (VIE) structure if such structures are invalidated in the PRC in the future is minimal. Currently there are no existing rules or regulations in China that may impose penalties on PRC entities that adopted a VIE structure, which was dissolved later. As disclosed in the Prospectus Summary of Amendment No. 5, on December 24, 2021, the China Securities Regulatory Commission published the Administrative Provisions of the State Council on Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comment) and the Administrative Measures for the Filings of Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comment), which provide principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic enterprise. The Administrative Provisions and Measures aim to establish a unified supervision system and promote cross-border regulatory cooperation. According to the Q&A held by CSRC officials for journalists, the CSRC will adhere to the principle of non-retroactive application of law and first focus on issuers conducting initial public offerings and follow-on offerings by requiring them to complete the registration procedures. Although it is uncertain when the final versions of these two regulations will be promulgated and take effect, and how they will be enacted, interpreted or implemented, neither the Administrative Provisions nor the Measures provide that these regulations may apply retrospectively. As a result, we did not revise the Registration Statement to include such risk.

U.S. Securities and Exchange Commission

April 4, 2022

2.	We note your disclosure in response to comment 1 and reissue the comment in part. We note your disclosure that "References to "we," "us," "the Company," "our company," or "our"... are to E-Home and its subsidiaries; however, we also note that the term "we" is used regarding offering securities (e.g., first paragraph on cover page). Please revise to clearly disclose how you will refer to the holding company and how you will refer to your subsidiaries when providing disclosure throughout the document. Where you disclose how you will refer to the holding company and its subsidiaries, please refrain from using terms such as "we" or "our" when describing activities or functions of a subsidiary.

Response: We note the Staff’s comment and advise the Staff that we further revised our disclosures to clearly disclose that it is E-Home Household Service Holdings Limited (“E-Home”), a Cayman Islands holding company, that is offering its securities in this Registration Statement. When we describe activities or functions of a subsidiary, we also made it clear that we refer to that specific subsidiary, instead of referring to “we" or "our".

3.	We note your disclosure in response to comment 3. Please expand your disclosure in the 4th bullet under "Cash is transferred through our organization in the following manner" to explicitly state whether any transfers, dividends, or distributions have been made from your subsidiaries to the holding company or to investors, and quantify the amounts if applicable. We note your current disclosure on page 6.

Response: We note the Staff’s comment and advise the Staff that we have expanded our disclosure in the 4th bullet under "Cash is transferred through our organization in the following manner" to state that no transfers, dividends, or distributions have been made from its subsidiaries to E-Home or to investors of E-Home.

Risk Factors Summary, page 2

4.	Revise the cross references in the first five bullet points to include the name of the specific risk factor to which you are referring under “Risks Related to Doing Business in China.” We note that “Risks Related to Doing Business in China” includes multiple risk factors.

Response: We note the Staff’s comment and advise the Staff that we revised the cross references in the first five bullet points to include the name of the specific risk factor to which we are referring under “Risks Related to Doing Business in China.”

U.S. Securities and Exchange Commission

April 4, 2022

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-591-87590668 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

E-Home Household Service Holdings Ltd.

By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

cc:	Kevin Sun, Esq.